Exhibit 99.1

NEWS RELEASE

FOR MORE INFORMATION CONTACT:
David E. Fountain
National Processing, Inc.
Phone: 502.315.3311
Fax: 502.315.3535
e-mail: dfountain@npc.net
www.npc.net

For Immediate Release

National Processing Reports Record Second Quarter Operating Results

Second Quarter Transaction Volume Up 14% over Prior Year

Core Revenue and EBITDA Rise 10% and 16%

Louisville, Kentucky, July 17, 2002 — National Processing, Inc. (NYSE: NAP) today reported financial results for the quarter and six months ended June 30, 2002. Net income for the second quarter of 2002 was $12.2 million, or $0.23 per diluted share, up 54% and 52%, respectively, over comparable 2001 amounts of $7.9 million, or $0.15 per diluted share. For the six months ended June 30, 2002, net income was $24.2 million, or $0.46 per diluted share, up 25% and 23%, respectively, over comparable 2001 amounts of $19.5 million, or $0.38 per diluted share.

Net income for the quarter and year-to-date periods presented included certain nonrecurring restructuring, divestiture, and impairment charges, which are discussed in the attached Financial Summaries. Net income for the quarter and six months ended June 30, 2002 included a nonrecurring after-tax charge of $2.4 million, or $0.04 per diluted share, related to the closure of the Company's operations in Mexico. Net income for the quarter and six months ended June 30, 2001 included a nonrecurring after-tax charge of $6.2 million, or $0.12 per diluted share, related to the divestiture of the Business Process Outsourcing (BPO) business.

Core[1] net income, which excludes both divested operations and nonrecurring items, increased to record levels for the second quarter and year-to-date periods. Core[1] net income was $14.5 million, or $0.28 per diluted share, for the 2002 second quarter, up 9% and 8% over comparable 2001 amounts of $13.3 million, or $0.26 per diluted share. For the six months ended

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[1] *Core is comprised of the Merchant Card Services and Payment Services businesses. Core excludes the Denver collections business discontinued in March 2001 and the Business Process Outsourcing business unit sold in August 2001. Core also excludes nonrecurring items.*

June 30, 2002, core[1] net income was $26.6 million, or $0.51 per diluted share, up 11% and 9% over comparable 2001 amounts of $24.0 million, or $0.46 per diluted share. Core [1] EBITDA (earnings before interest, taxes, depreciation and amortization) was $27.7 million for the second quarter of 2002, up 16% over comparable 2001 core [1] EBITDA of $24.0 million. For the six months ended June 30, 2002, core[1] EBITDA was $50.8 million, up 17% over comparable 2001 core [1] EBITDA of $43.2 million.

Summary Financial Information
(dollars in millions, except per share amounts)

	Quarter Ended June 30, 2002		Six Months Ended June 30, 2002	
	Amount	Change	Amount	Change
Reported[2][3]				
Revenue	$112.7	(4%)	$222.6	(2%)
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$ 26.1	31%	$ 49.1	18%
EBITDA Margin	23.1%	623 bps	22.1%	375 bps
Earnings Before Interest and Taxes (EBIT)	$ 21.6	47%	$ 40.6	30%
EBIT Margin	19.2%	667 bps	18.3%	451 bps
Net Income	$ 12.2	54%	$ 24.2	25%
Net Income per Share — Diluted	$ 0.23	52%	$ 0.46	23%
Core Business Units[1][3]				
Revenue	$112.7	10%	$222.6	14%
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$ 27.7	16%	$ 50.8	17%
EBITDA Margin	24.6%	124 bps	22.8%	70 bps
Earnings Before Interest and Taxes (EBIT)	$ 23.3	17%	$ 42.3	21%
EBIT Margin	20.7%	129 bps	19.0%	108 bps
Net Income	$ 14.5	9%	$ 26.6	11%
Net Income per Share — Diluted	$ 0.28	8%	$ 0.51	9%

Notes:

Certain amounts may not recompute due to rounding.

(1) Core is comprised of the Merchant Card Services and Payment Services businesses. Core excludes the Denver collections business discontinued in March 2001 and the Business Process Outsourcing business unit sold in August 2001. Core also excludes nonrecurring items.

(2) Reported amounts for the quarter ended June 30, 2001 included $15.3 million of revenue and $0.7 million of net income from both the Denver collections business discontinued in March 2001 and the Business Process Outsourcing business sold in August 2001. The six months ended June 30, 2001 included $31.4 million of revenue and $1.6 million of net income from both the Denver collections business and the Business Process Outsourcing business.

(3) Effective January 1, 2002, the Company adopted the non-amortization provisions of the new goodwill and intangible assets accounting standard, which resulted in an increase in net income of approximately $0.7 million, or $0.01 per diluted share, for the quarter ended June 30, 2002 and $1.3 million, or $0.02 per diluted share, for the six months ended June 30, 2002.

Summary Financial Highlights

- Merchant Card Services transaction volume increased to record levels for the second quarter and year-to-date periods. Total merchant transactions processed were 955 million for the quarter and 1.8 billion year-to-date, representing respective increases of 14% and 16% over comparable 2001 volumes.

- Merchant Card Services dollar volume increased to record levels for the second quarter and year-to-date periods. Total dollar volume processed was $42.9 billion and $82.0 billion for the quarter and six months ended June 30, 2002, representing respective increases of 14% and 16% over comparable 2001 volumes.

- Revenue for Merchant Card Services increased to record levels for the second quarter and year-to-date periods. Merchant Card Services revenue was $107.6 million and $212.2 million for the quarter and six months ended June 30, 2002, representing respective increases of 13% and 17% over comparable 2001 amounts.

- Merchant Card Services EBITDA increased to record levels for the second quarter and year-to-date periods. Merchant Card Services EBITDA was $25.1 million and $45.8 million for the quarter and six months ended June 30, 2002, representing respective increases of 13% and 17% over comparable 2001 amounts.

- Merchant Card Services EBIT increased to record levels for the second quarter and year-to-date periods. Merchant Card Services EBIT was $21.0 million and $38.2 million for the quarter and six months ended June 30, 2002, representing respective increases of 13% and 19% over comparable 2001 amounts.

- The Company's balance sheet remained free of debt. As of June 30, 2002, the Company had approximately $183 million of cash and equivalents, which places the Company in a strong position to capitalize on strategic opportunities. Operating cash flow was $30.3 million and $88.7 million for the quarter and six months ended June 30, 2002.

- In May 2002, National Processing announced its plans to close its remaining operations in Juarez, Mexico by the end of the year. The work currently performed in Mexico will be relocated to existing facilities in the United States. The Company recorded an after-tax charge of $2.4 million in the second quarter of 2002 related to this announcement for severance costs, building and equipment write-downs, and anticipated tax expense.

- In May 2002, the Company disclosed its decision to discontinue processing debit and credit card transactions for the airline industry. The related revenue represents approximately 7% of consolidated revenue and approximately 5% of EBITDA. The Company will honor its existing contractual obligations to the airlines it currently serves but will not renew such contracts when their current terms expire. The contracts currently in effect have various expiration dates extending through November 2005.

- On July 3, 2002, the Company acquired processing contracts from a key strategic partner. Under the terms of the agreement, the Company will provide front-end card authorization services for over 50,000 merchant locations. The Company was already providing back-end settlement services to these customers. The Company will continue to have an important on-going marketing relationship with this strategic partner.

- There are certain items that impact the comparability of the reported results for 2002 compared to their respective 2001 periods. Effective January 1, 2002, the Company adopted the non-amortization provisions of the new goodwill and intangible assets accounting standard, which resulted in an increase in net income of approximately $0.7 million, or $0.01 per diluted share, for the second quarter 2002 and $1.3 million, or $0.02 per diluted share, for the six months ended June 30, 2002. Lower interest rates, on a comparable level of invested/liquid assets, reduced net income by approximately $1.6 million, or $0.03 per diluted share, for the second quarter 2002 and $3.4 million, or $0.06 per diluted share, for the six months ended June 30, 2002. Further, the quarter and six months ended June 30, 2001 included $0.01 and $0.03 per diluted share, respectively, of earnings from businesses that were divested or discontinued in 2001.

President's Comments and 2002 Outlook

"We are pleased to report another strong quarter of operating results", stated Thomas A. Wimsett, President and CEO. "This marks our 14th consecutive quarter where core EBITDA growth has exceeded prior year results by more than 15%."

"In May we announced that NPC will exit merchant processing for the airline industry, which represents about 7% of our revenue and 5% of our operating profit. This announcement is consistent with other actions we have taken since 1999 to refocus our business on higher margin, faster growth segments. While this revenue stream will not be replaced immediately, our regional account production remains strong and we also have several large national accounts that will activate in the third quarter, including Wild Oats Markets, Inc., ShopKo Stores, Inc. and Starbucks Coffee Company. Over time, our reputation for quality service and our leadership position in numerous segments should continue to produce excellent long-term growth for our business.

"During the second quarter, we made significant strides in our key infrastructure initiatives including the activation of NPC Access 3.0, our new web-based merchant accounting and reporting system. Several large national accounts have migrated to this platform and are enjoying the increased functionality of the new system. In addition, on July 1st we opened our new data center operation in Lansing, Michigan. This center will support our state-of-the-art, proprietary authorization platform for credit, debit, EBT and other electronic-based payments — allowing NPC to further expand our product offerings, as well as providing us with significant insourcing capabilities.

Mr. Wimsett concluded, "In light of continued uncertainty in the economy and the timing of certain airline deconversions, we have carefully reconsidered our business plan and outlook for the second half of 2002. We are somewhat more cautious about the revenue growth outlook, such that the top end of our prior revenue guidance now appears unrealistic. Our current expectation for full year core revenue growth for 2002 is now 7% to 11%. However, our prior guidance of $1.15 to $1.20 diluted EPS and 14% to 20% core EBITDA growth for 2002 remains unchanged."

A conference call to discuss financial performance and business highlights will be held at 9:00 a.m. ET today hosted by Thomas A. Wimsett, president and chief executive officer, and David E. Fountain, chief financial officer. The call will be open to the public with both media and individual investors invited to participate in a listen-only mode. The conference can be accessed by calling 888.423.3281 (domestic) and 612.332.1213 (international). Participants should plan to dial in approximately 15 minutes prior to the start of the call.

A replay of the live call will be available starting at 2:15 p.m. ET, July 17, 2002 through Midnight ET on July 19, 2002. The replay may be accessed by dialing 800.475.6701 (domestic) and 320.365.3844 (international) and entering access code 624471.

This announcement and Mr. Wimsett's comments contain forward-looking statements that involve significant risks and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Additional information concerning factors that could cause actual results to differ materially from those contained in forward-looking statements is available in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission.

About National Processing, Inc.

National Processing, Inc. (NYSE: NAP) through its wholly owned operating subsidiary, National Processing Company (NPC ®), is a leading provider of merchant credit card processing. National Processing is 85 percent owned by National City Corporation (NYSE: NCC) (www.nationalcity.com), a Cleveland-based $99 billion financial holding company. NPC supports over 645,000 merchant locations, representing nearly one out of every five Visa ® and MasterCard® transactions processed nationally. NPC's card processing solutions offer superior levels of service and performance and assist merchants in lowering their total cost of card acceptance through world-class people, technology, and service. Additional information regarding National Processing can be obtained at www.npc.net.

National Processing, Inc.
Financial Summary
(In thousands, except per share amounts)
(Unaudited)

Quarter Ended June 30, 2002	Core Results(a)	Non-Core Results(b)	Nonrecurring Items(c)	Reported
Revenue	$112,664	$—	$ —	$112,664
Operating expenses	80,859	—	—	80,859
General and administrative expenses	4,082	—	—	4,082
Restructuring, divestiture, and impairment charges	—	—	1,650	1,650
Earnings (loss) before interest, taxes, depreciation and amortization	27,723	—	(1,650)	26,073
Depreciation and amortization	4,456	—	—	4,456
Earnings (loss) before interest and taxes	23,267	—	(1,650)	21,617
Net interest income	1,069	—	—	1,069
Income (loss) before taxes and minority interest	24,336	—	(1,650)	22,686
Provision for income taxes	9,161	—	700	9,861
Income (loss) before minority interest	15,175	—	(2,350)	12,825
Minority Interest	626	—	—	626
Net income (loss)	$ 14,549	$—	$(2,350)	$ 12,199
Net income (loss) per share — basic	$ 0.280	$—	$(0.045)	$ 0.235
Net income (loss) per share — diluted	$ 0.276	$—	$(0.045)	$ 0.231
Weighted average shares — basic				52,010
Weighted average shares — diluted				52,724
Shares outstanding at end of period				52,041

Quarter Ended June 30, 2001	Core Results(a)	Non-Core Results(b)	Nonrecurring Items(d)	Reported
Revenue	$102,543	$15,333	$ —	$117,876
Operating expenses	73,450	11,156	—	84,606
General and administrative expenses	5,128	1,955	—	7,083
Restructuring, divestiture, and impairment charges	—	—	6,250	6,250
Earnings (loss) before interest, taxes, depreciation and amortization	23,965	2,222	(6,250)	19,937
Depreciation and amortization	4,108	1,076	—	5,184
Earnings (loss) before interest and taxes	19,857	1,146	(6,250)	14,753
Net interest income	1,777	116	—	1,893
Income (loss) before taxes and minority interest	21,634	1,262	(6,250)	16,646
Provision for (benefit from) income taxes	8,294	534	(100)	8,728
Income (loss) before minority interest	13,340	728	(6,150)	7,918
Minority interest	—	—	—	—
(loss)	$ 13,340	$ 728	$(6,150)	$ 7,918
Net income (loss) per share — basic	$ 0.260	$ 0.014	$(0.120)	$ 0.154
Net income (loss) per share — diluted	$ 0.256	$ 0.014	$(0.118)	$ 0.152
Weighted average shares — basic				51,255
Weighted average shares — diluted				52,053
Shares outstanding at end of period				51,293

Notes:

(a) Core is comprised of the Merchant Card Services and Payment Services businesses and excludes the businesses noted as non-core in (b) below. Core excludes nonrecurring items.

(b) Non-core is comprised of the Denver collections business discontinued in March 2001 and the Business Process Outsourcing business sold in August 2001. Non-core excludes nonrecurring items.

(c) The quarter ended June 30, 2002 includes a $1,650 ($2,350 after-tax) restructure charge for severance costs, building and equipment write downs, and related items for the closure of the Company's operation in Juarez, Mexico.

(d) The quarter ended June 30, 2001 includes a $6,250 ($6,150 after-tax) impairment charge for the loss associated with the Company's decision to divest its Business Process Outsourcing business.

Certain amounts may not recompute due to rounding.


National Processing, Inc.
Financial Summary
(In thousands, except per share amounts)
(Unaudited)


Six Months Ended June 30, 2002	Core Results(a)	Non-Core Results(b)	Nonrecurring Items(c)	Reported
Revenue	$222,609	$—	$ —	$222,609
Operating expenses	163,163	—	—	163,163
General and administrative expenses	8,684	—	—	8,684
Restructuring, divestiture, and impairment charges	—	—	1,650	1,650
Earnings (loss) before interest, taxes, depreciation and amortization	50,762	—	(1,650)	49,112
Depreciation and amortization	8,479	—	—	8,479
Earnings (loss) before interest and taxes	42,283	—	(1,650)	40,633
Net interest income	2,104	—	—	2,104
Income (loss) before taxes and minority interest	44,387	—	(1,650)	42,737
Provision for income taxes	16,577	—	700	17,277
Income (loss) before minority interest	27,810	—	(2,350)	25,460
Minority interest	1,213	—	—	1,213
Net income (loss)	$ 26,597	$—	$(2,350)	$ 24,247
Net income (loss) per share — basic	$ 0.512	$—	$(0.045)	$ 0.467
Net income (loss) per share — diluted	$ 0.505	$—	$(0.044)	$ 0.461
Weighted average shares — basic				51,935
Weighted average shares — diluted				52,625
Shares outstanding at end of period				52,041

Six Months Ended June 30, 2001	Core Results(a)	Non-Core Results(b)	Nonrecurring Items(c)	Reported
Revenue	$195,513	$31,408	$ —	$226,921
Operating expenses	143,306	23,158	—	166,464
General and administrative expenses	8,990	3,668	—	12,658
Restructuring, divestiture, and impairment charges	—	—	6,250	6,250
Earnings (loss) before interest, taxes, depreciation and amortization	43,217	4,582	(6,250)	41,549
Depreciation and amortization	8,186	2,178	—	10,364
Earnings (loss) before interest and taxes	35,031	2,404	(6,250)	31,185
Net interest income	3,801	312	—	4,113
Income (loss) before taxes and minority interest	38,832	2,716	(6,250)	35,298
Provision for (benefit from) income taxes	14,821	1,120	(100)	15,841
Income (loss) before minority interest	24,011	1,596	(6,150)	19,457
Minority interest	—	—	—	—
Net Income (loss)	$ 24,011	$ 1,596	$(6,150)	$ 19,457
Net income (loss) per share — basic	$ 0.470	$ 0.031	$(0.120)	$ 0.381
Net income (loss) per share — diluted	$ 0.463	$ 0.031	$(0.118)	$ 0.376
Weighted average shares — basic				51,107
Weighted average shares — diluted				51,810
Shares outstanding at end of period				51,293

Notes:

(a) Core is comprised of Merchant Card Services and Payment Services businesses and excludes the businesses noted as non-core in (b) below. Core excludes nonrecurring items.

(b) Non-core is comprised of the Denver collections business discontinued in March 2001 and the Business Process Outsourcing business sold in August 2001. Non-core excludes nonrecurring items.

(c) The six months ended June 30, 2002 includes a $1,650 ($2,350 after-tax) restructure charge for severance costs, building and equipment write downs, and related items for the closure of the Company's operation in Juarez, Mexico.

(d) The six months ended June 30, 2001 includes a $6,250 ($6,150 after-tax) impairment charge for the loss associated with the Company's decision to divest its Business Process Outsourcing business.

Certain amounts may not recompute due to rounding.